UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                           .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to Security Holders, dated July 31, 2014.	2

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41 08908 L’Hospitalet de Llobregat Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of June 30, 2014, and the related condensed consolidated statements of profit or loss and condensed consolidated statements of comprehensive income for each of the three- and six-month periods ended June 30, 2014 and 2013 and condensed consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with IAS 34. Interim Financial Reporting, as issued by the International Accounting Standards Board.

KPMG Auditores, S.L.,

/s/ KPMG Auditores, S.L.

Barcelona, Spain

30 July 2014

KPMG Auditores S.L., a limited liability Spanish company, is a subsidiary of KPMG Europe LLP and a member firm of the KPMG network of independent member firms affiliated with	Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M - 188.007, Inscrip. 9 N.I.F. B-78510153

GRIFOLS, S.A. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements for the
three- and six-month period ended 30 June 2014
CONTENTS

·	Condensed Consolidated Interim Financial Statements
	▪	Balance Sheet
	▪	Statement of Profit or Loss
	▪	Statement of Comprehensive Income
	▪	Statement of Cash Flows
	▪	Statement of Changes in Equity

·	Notes to Condensed Consolidated Interim Financial Statements

	(1)	General Information
	(2)	Basis of Presentation and Accounting Principles Applied
	(3)	Changes in the composition of the Group
	(4)	Financial Risk Management Policy
	(5)	Segment Reporting
	(6)	Goodwill
	(7)	Other Intangible Assets and Property, Plant and Equipment
	(8)	Trade and Other Receivables
	(9)	Equity
	(10)	Financial Liabilities
	(11)	Expenses by Nature
	(12)	Finance Result
	(13)	Taxation
	(14)	Discontinued Operations
	(15)	Contingencies
	(16)	Financial Instruments
	(17)	Related Parties
	(18)	Subsequent Events

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2014 and 31 December 2013
(Expressed in thousands of Euros)

Assets	30/06/14	31/12/13

	(unaudited)

Non-current assets

Goodwill (note 6)	2,779,267	1,829,141

Other intangible assets (note 7)	984,153	946,435

Property, plant and equipment (note 7)	999,201	840,238

Investments in equity accounted investees	34,465	35,765

Non-current financial assets	10,613	15,196

Deferred tax assets	55,991	34,601

Total non-current assets	4,863,690	3,701,376

Current assets

Inventories	1,031,422	946,913

Trade and other receivables

Trade receivables (note 8)	535,551	385,537

Other receivables (note 8)	51,767	36,511

Current tax assets	37,170	43,533

Trade and other receivables	624,488	465,581

Other current financial assets	350	1,200

Other current assets	19,242	17,189

Cash and cash equivalents	736,904	708,777

Total current assets	2,412,406	2,139,660

Total assets	7,276,096	5,841,036

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2014 and 31 December 2013
(Expressed in thousands of Euros)

Equity and liabilities	30/06/14	31/12/13
	(unaudited)

Equity

Share capital (note 9)	119,604	119,604

Share premium (note 9)	910,728	910,728

Reserves (note 9)	1,088,373	883,415

Treasury stock (note 9)	(44,360)	-

Interim dividend	-	(68,755)

Profit for the period / year attributable to the Parent	224,835	345,551

Total	2,299,180	2,190,543

Cash flow hedges	(21,751)	(25,791)

Translation differences	(45,817)	(63,490)

Accumulated other comprehensive income	(67,568)	(89,281)

Equity attributable to the Parent	2,231,612	2,101,262

Non-controlling interests	6,012	5,942

Total equity	2,237,624	2,107,204

Liabilities

Non-current liabilities

Grants	7,768	7,034

Provisions	4,519	4,202

Non-current financial liabilities (note 10)	3,757,085	2,553,211

Deferred tax liabilities	472,107	454,089

Total non-current liabilities	4,241,479	3,018,536

Current liabilities

Provisions	50,434	51,459

Current financial liabilities (note 10)	182,620	258,144

Group companies and associates	3,708	2,683

Trade and other payables
Suppliers	370,755	273,621
Other payables	52,905	42,388
Current income tax liabilities	50,417	2,934

Total trade and other payables	474,077	318,943

Other current liabilities	86,154	84,067

Total current liabilities	796,993	715,296

Total liabilities	5,038,472	3,733,832

Total equity and liabilities	7,276,096	5,841,036

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit or Loss

for each of the three- and six- month periods ended 30 June 2014 and 2013

(Expressed in thousands of Euros)

	Six-Months’ Ended		Three-Months’ Ended

	30/06/14	30/06/13	30/06/14	30/06/13
	(unaudited)		(unaudited)

Continuing Operations
Net revenue (note 5)	1,610,780	1,380,841	812,782	697,143
Cost of sales	(781,374)	(670,259)	(404,091)	(336,547)
Gross Margin	829,406	710,582	408,691	360,596
Research and Development	(85,194)	(58,471)	(47,299)	(29,163)
Sales, General and Administration expenses	(326,878)	(271,748)	(167,922)	(138,474)
Operating Expenses	(412,072)	(330,219)	(215,221)	(167,637)
Operating Results	417,334	380,363	193,470	192,959
Finance income	1,285	3,460	529	1,373
Finance expenses	(117,549)	(122,347)	(53,224)	(63,335)
Change in fair value of financial instruments	(8,923)	5,313	(4,104)	5,345
Exchange losses	869	(5,198)	(605)	(309)

Finance Result (note 12)	(124,318)	(118,772)	(57,404)	(56,926)

Share of losses of equity accounted investees	(3,443)	(1,313)	(1,863)	(1,043)
Profit before tax	289,573	266,278	134,203	134,990
Income tax profit/(losses) (note 13)	(66,602)	(79,843)	(30,867)	(44,102)
Profit after income tax from continuing operations	222,971	180,435	103,336	90,888
Consolidated profit for the period	222,971	180,435	103,336	90,888
Profit attributable to equity holders of the Parent	224,835	182,800	103,862	91,798
Loss attributable to non-controlling interest	(1,864)	(2,365)	(526)	(910)

Basic earnings per share (Euros)	0.65	0.54	0.30	0.27

Diluted earnings per share (Euros)	0.65	0.54	0.30	0.27

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three- and six-month periods ended 30 June 2014 and 2013

(Expressed in thousands of Euros)

	Six-Months’ Ended		Three-Months’ Ended

	30/06/14	30/06/13	30/06/14	30/06/13
	(unaudited)		(unaudited)

Consolidated profit for the period	222,971	180,435	103,336	90,888

Other comprehensive expenses

Items for reclassification to profit or loss
Foreign currency translation differences for foreign operations	17,896	8,769	23,086	(42,566)
Equity accounted investees	(29)	-	(34)	-
Cash flow hedges - effective part of changes in fair value	13,692	11,991	5,755	7,056
Cash flow hedges - amounts taken to profit and loss	(8,590)	(3,018)	(4,313)	(690)
Tax effect	(1,062)	(3,234)	(181)	(2,313)

Other comprehensive income for the period, after tax	21,907	14,508	24,313	(38,513)

Total comprehensive income and for the period	244,878	194,943	127,649	52,375

Total comprehensive income attributable to the Parent	246,548	197,279	128,068	53,437
Total comprehensive expense attributable to non-controlling interests	(1,670)	(2,336)	(419)	(1,062)

Total comprehensive income for the period	244,878	194,943	127,649	52,375

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the six-month periods ended 30 June 2014 and 2013

(Expressed in thousands of Euros)

	30/06/14	30/06/13
	(unaudited)

Cash flows from operating activities
Profit before tax	289,573	260,278
Adjustments for:	222,048	187,567
Amortisation and depreciation	90,862	64,209
Other adjustments:	131,186	123,358
Losses on equity accounted investments	3,443	1,313
Exchange differences	-	5,198
Net provision changes	(25)	4,928
Loss / (profit) on disposal of fixed assets	(305)	3,673
Government grants taken to income	(71)	(447)
Finance expense / income	121,728	107,593
Other adjustments	6,416	1,100
Changes in capital and assets	4,122	(29,666)
Change in inventories	(14,015)	13,071
Change in trade and other receivables	(52,541)	(51,397)
Change in current financial assets and other current assets	(439)	(588)
Change in current trade and other payables	71,117	9,248
Other cash flows from operating activities	(115,228)	(137,918)
Interest paid	(97,439)	(77,949)
Interest received	1,342	2,214
Income tax paid	(19,131)	(62,183)

Net cash from operating activities	400,515	280,261

Cash flows from investing activities

Payments for investments	(1,357,211)	(109,138)
Group companies and business units (note 3)	(1,212,788)	(36,093)
Property, plant and equipment and intangible assets	(143,178)	(69,352)
Property, plant and equipment	(118,601)	(58,752)
Intangible assets	(24,577)	(10,600)
Other financial assets	(1,245)	(3,693)
Proceeds from the sale of property, plant and equipment	647	6,292

Net cash used in investing activities	(1,356,564)	(102,846)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(44,360)	(85,348)
Acquisition of own shares	(44,360)	(120,429)
Disposal of own shares	-	35,081
Proceeds from issue of share capital	-	20,461
Proceeds from and payments for financial liability instruments	1,273,749	(45,937)
Issue	5,185,814	46,340
Redemption and repayment	(3,912,065)	(92,277)
Dividends and interest on other equity instruments paid	(70,063)	(69,138)
Dividends paid	(70,063)	(70,062)
Dividend received	-	924
Other cash flows from financing activities	(180,310)	6,107
Costs of financial instruments issued	(183,252)	-
Other collections from financing activities	2,942	6107
Net cash from / (used in) financing activities	979,016	(173,855)
Effect of exchange rate fluctuations on cash and cash equivalents	5,160	2,270
Net decrease in cash and cash equivalents	28,127	5,830
Cash and cash equivalents at beginning of the period	708,777	473,327
Cash and cash equivalents at end of period	736,904	479,157

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the six-month periods ended 30 June 2014 and 2013

(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
							Other comprehensive income
	Share capital	Share premium	Reserves (*)	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity

Balances at 31 December 2012	117,882	890,355	620,144	256,686	—	(3,060)	27,797	(33,036)	1,876,768	3,973	1,880,741

Translation differences	--	--	--	--	--	--	8,740	--	8,740	29	8,769

Cash flow hedges	--	--	--	--	--	--	--	5,739	5,739	--	5,739

Other comprehensive income for the period	0	0	0	0	0	0	8,740	5,739	14,479	29	14,508

Profit/(loss) for the period	--	--	--	182,800	--	--	--	--	182,800	(2,365)	180,435

Total comprehensive income for the period	0	0	0	182,800	0	0	8,740	5,739	197,279	(2,336)	194,943

Net change in treasury stock (note 9)	--	--	606	--	--	(85,849)	--	--	(85,243)	--	(85,243)

Capital Increase	1,772	20,373	(2,040)	--	--	--	--	--	20,055	--	20,055

Other changes	--	--	(2,800)	--	--	--	--	--	(2,800)	6,202	3,402

Interim dividend	--	--	924		(68,755)				(67,831)		(67,831)

Distribution of 2012 profit

Reserves	--	--	255,379	(255,379)	--	--	--	--	0	--	0

Dividend (Share B)	--	--	--	(1,307)	--	--	--	--	(1,307)	--	(1,307)

Operations with equity holders or owners	1,722	20,373	252,069	(256,686)	(68,755)	(85,849)	0	0	(137,126)	6,202	(130,924)

Balances at 30 June 2013 (unaudited)	119,604	910,728	872,213	182,800	(68,755)	(88,909)	36,537	(27,297)	1,936,921	7,839	1,944,760

Balances at 31 December 2103	119,604	910,728	883,415	345,551	(68,755)	0	(63,490)	(25,791)	2,101,262	5,942	2,107,204

Translation differences	--	--	--	--	--	--	17,673	--	17,673	194	17,867

Cash flow hedges	--	--	--	--	--	--	--	4,040	4,040	--	4,040

Other comprehensive income for the period	0	0	0	0	0	0	17,673	4,040	21,713	194	21,907

Profit/(loss) for the period	--	--	--	224,835	--	--	--	--	224,835	(1,864)	222,971

Total comprehensive income for the period	0	0	0	224,835	0	0	17,673	4,040	246,548	(1,670)	244,878

Net change in treasury stock (note 9)	--	--	--	--	--	(44,360)	--	--	(44,360)	--	(44,360)

Acquisition of non-controlling interests	--	--	(1,706)	--	--	--	--	--	(1,706)	1,740	34

Other changes	--	--	(69)	--	--	--	--	--	(69)	--	(69)

Distribution of 2103 profit
Reserves	--	--	275,488	(275,488)	--	--	--	--	0	--	0

Dividends	--	--	--	(70,063)	--	--	--	--	(70,063)	--	(70,063)

Interim dividend	--	--	(68,755)	--	68,755	--	--	--	0	--	0

Operations with equity holders or owners	0	0	204,958	(345,551)	68,755	(44,360)	0	0	(116,198)	1,740	(114,458)

Balances at 30 June 2014 (unaudited)	119,604	910,728	1,088,373	224,835	0	(44,360)	(45,817)	(21,751)	2,231,612	6,012	2,237,624

(*)       Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(1)      General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of the Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)      Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the six-month period ended 30 June 2014 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), in particular with IAS 34 Interim Financial Reporting, which for Grifols Group purposes, are identical to the standards as endorsed by  the European Union (IFRS-EU). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2013.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 25 July 2014.

The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three- and six-month period ended 30 June 2014 have been prepared based on the accounting records maintained by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2013.

In addition, in 2014 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for its application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements:

·      IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2014.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

·      Amendments to IAS 36: Recoverable amount Disclosures for Non-Financial Assets. Effective for annual periods beginning on or after 1 January 2014.

·      Amendment to IAS 39: Novation of derivatives and continuation of hedge accounting. Effective for annual periods beginning on or after 1 January 2014.

·      Investment Entities. Amendments to IFRS 10, IFRS 12 and IAS 27, Investment companies. Effective for annual periods beginning on or after 1 January 2014.

·      IFRIC 21 Levies. Effective for annual periods beginning on or after 1 January 2014 (effective date for European Union is 17 June 2014, but early application is permitted).

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

At the date of presentation of these condensed consolidated interim financial statements, the following IFRS standards and IFRIC interpretations have been issued by the IASB but its application is not mandatory:

Mandatory application for annual
periods beginning on or after:

Standards		IASB effective date
Defined Benefit Plans: Employee Contributions
IAS 19	(Amendments to IAS 19)	1 July 2014

Various	Annual improvements to IFRSs 2010-2012	1 July 2014

Various	Annual improvements to IFRSs 2011-2013	1 July 2014

IAS 16	Clarification of Acceptable Methods of Depreciation and
IAS 38	Amortisation (issued on 12 May 2014)	1 January 2016

Accounting for Acquisitions of Interests in Joint Operations
IFRS 11	(issued on 6 May 2014)	1 January 2016

IFRS 14	Regulatory Deferral Accounts (issued on 30 January 2014)	1 January 2016

Revenue from contracts with customers (issued on 28 May
IFRS 15	2014)	1 January 2017

IFRS 9	Financial instruments (issued on 12 november 2009) and
IFRS 7	subsequent amendments to IRFS 9 and IFRS 7	Postponed

The Group has not applied any of the standards or interpretations issued prior to their effective date.

The Company’s Directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three-and six-month period ended 30 June 2014 is the responsibility of the Directors of the Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

·                       The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 16). The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models.

·                       The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in the note 7 of the consolidated financial statements as at and for the year ended 31 December 2013 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

·                       Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2013. Although estimates are calculated by the Company’s management based on the best information available at reporting date, future events may require changes to these estimates in subsequent years. Given the variety and large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions applicable to any individual item or specific class of assets would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

·                       Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 16).

·                       Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

·                       Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

·                       Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

·                       Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 15.

·                       Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

·                       Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits. Capitalization of deferred tax assets relating to investments in Group companies depends on whether they will reverse in the foreseeable future.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2013.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial for the three- and six-month period ended 30 June 2014 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)  Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2013 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main changes in the scope of consolidation during the interim period ended 30 June 2014 are detailed below:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

Novartis’ Diagnostic unit

On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million).

This transaction has been structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions (previously G-C Diagnostics Corp.) (USA) and this transaction was initially financed through a US Dollars 1,500 million bridge loan.

Grifols will expand its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets acquired include patents, brands and  licenses, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others.

The Novartis’ Diagnostic business did not operate as a separate legal entity or segment, so the acquired business was structured as an asset deal, with the exception of the Hong Kong subsidiary, which was acquired via a share deal.

This strategic operation will strengthen Grifols’ Diagnostic division, particularly in the US, with a very strong and specialized commercial organisation. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols’ existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centres, with the most complete product portfolio in the immunohaematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013.

Grifols’ workforce has increased by approximately 550 employees, after taking on the employees of Novartis.

At the date of issue of these condensed consolidated interim financial statements the Group did not have all the necessary information to determine the fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below. The values shown in the table below should be considered provisional.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

	Thousands of	Thousands of
	Euros	US Dollars

Cost of the business combination	1,214,515	1,652,713

Total business combination cost	1,214,515	1,652,713

Fair value of net assets acquired	279,189	379,922

Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6)	935,326	1,272,791

Payment in cash	1,214,515	1,652,713

Cash and cash equivalents of the acquired company	(3,900)	(5,307)

Net cash outflow for the acquisition	1,210,615	1,647,406

Provisional goodwill generated in the acquisition is attributed to the workforce and other expected benefits from the business combination of the assets and activities of the Group.

The expenses incurred in this transaction in the six-month period ended 30 June 2014 amount to Euros 6.5 million (Euros 19 million for the fiscal year 2013).

Had the acquisition taken place at 1 January 2014, the Group’s revenue and consolidated profit for the six-month period ended 30 June 2014 would not have varied significantly. The revenue and operating profit between the acquisition date and 30 June 2014 amounts to Euros 268,736 thousand and Euros 56,103 thousand, respectively.

The amounts provisionally determined at the date of acquisition of assets, liabilities and contingent liabilities acquired are as follows:

	Fair Value
	Thousands of	Thousands of US
	Euros	Dollars

Intangibles (note 7)	50,705	69,000
Property, plant and equipment (note 7)	77,893	105,996
Inventories	63,853	86,891
Trade and other receivables	112,290	152,804
Other assets	6,207	8,447
Cash and cash equivalents	3,900	5,307

Total assets	314,848	428,445

Trade and other payables	30,868	42,005
Other current liabilities	4,791	6,518

Total liabilities and contingent liabilities	35,659	48,523

Total net assets acquired	279,189	379,922

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

Provisional fair values were determined using the following methods:

·                 Intangible assets: the fair value of intangible assets has been calculated based on “royalty relief method” based on existing royalty agreements.

·                 Property, plant and equipment: the provisional fair value of property, plant and equipment has been determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets. The fair values have been obtained from an independent valuation.

(4)      Financial Risk Management Policy

At 30 June 2014 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2013.

(5)      Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three- and six- month periods ended 30 June 2014 and 30 June 2013 is as follows:

	Net revenues (Thousands of Euros)
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
Segments	2014	2013	2014	2013

Bioscience	1,208,236	1,220,948	607,278	616,162

Hospital	49,551	53,040	25,289	25,885

Diagnostic	302,806	66,726	152,647	34,167

Raw materials + Other	59,447	40,127	33,218	20,929

Intersegment	(9,260)	--	(5,650)	--

	1,610,780	1,380,841	812,782	697,143

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

	Profit/(loss) (Thousands of Euros)

	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
Segments	2014	2013	2014	2013

Bioscience	474,557	491,179	230,724	252,956

Hospital	939	1,191	191	(872)

Diagnostic	61,055	(1,105)	21,733	(1,937)

Raw materials + Other	30,407	21,633	17,865	8,502

Intersegment	(4,569)	--	(2,838)	--

Total income of reported segments	562,389	512,898	267,675	258,649

Unallocated expenses plus net financial result	(272,816)	(252,620)	(133,472)	(123,659)

Profit before income tax from continuing operations	289,573	260,278	134,203	134,990

Intersegment revenues and profits reflect revenues and profits between Diagnostic segment and Bioscience segment.

(6)      Goodwill

Details and movement in goodwill during the six-month period ended 30 June 2014 is as follows:

		Thousands of Euros
		Balance at	Business	Translation	Balance at
	Segment	31/12/2013	Combination	differences	30/06/2014
Net value

Grifols UK,Ltd. (UK)	Bioscience	8,242	--	331	8,573
Grifols Italia,S.p.A. (Italy)	Bioscience	6,118	--	--	6,118
Biomat USA, Inc. (USA)	Bioscience	110,281	--	1,074	111,355
Plasmacare, Inc. (USA)	Bioscience	37,268	--	363	37,631
Grifols Australia Pty Ltd.(Australia)		9,385	--	444	9,829
/Medion Diagnostic AG(Switzerland)	Diagnostic
Grifols Therapeutics, Inc (USA)	Bioscience	1,611,331	--	15,692	1,627,023
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	40,516
Grifols Diagnostic (Novartis) (USA,
Switzerland and Hong Kong)	Diagnostic	--	935,326	(3,104)	932,222

		1,829,141	935,326	14,800	2,779,267
			(note 3)

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies arose on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes. For the remaining segments CGUs identified by management are tested for impairment. The following CGUs have been identified in the Diagnostic segment as a result of the business combinations carried out by the Group:

·                  Australia-Medion

·                  Progenika

·                  Araclon

·                  Grifols Diagnostic (Novartis)

At 30 June 2014, on the basis of the profits to be generated, the Group considers that the goodwill of the CGUs assigned to the Bioscience or the Diagnostic segments has not been impaired.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(7)      Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the six-month period ended 30 June 2014 is as follows:

	Thousands of Euros
		Property, plant and
	Other intangible assets	equipment	Total

Total Cost at 31/12/2013	1,167,673	1,240,399	2,408,072
Total depreciation and amortization at
31/12/2013	(221,214)	(395,614)	(616,828)
Impairment at 31/12/2013	(24)	(4,547)	(4,571)

Balance at 31/12/2013	946,435	840,238	1,786,673

Cost

Additions	24,578	120,338	144,916
Business combination (note 3)	50,705	84,497	135,202
Disposals	(4,551)	261	(4,290)
Transfers	2,800	(2,676)	124
Translation differences	9,107	8,286	17,393

Total Cost at 30/06/2014	1,250,312	1,451,105	2,701,417

Depreciation & amortization

Additions	(44,268)	(46,594)	(90,862)
Business Combination (note 3)	--	(5,749)	(5,749)
Disposals	581	3,365	3,946
Transfers	47	(171)	(124)
Translation differences	(1,297)	(1,993)	(3,290)

Total depreciation and amortization at 30/06/2014	(266,151)	(446,756)	(712,907)

Impairment

Additions	16	209	225
Business Combination (note 3)	--	(855)	(855)
Translation differences	--	45	45

Impairment at 30/06/2014	(8)	(5,148)	(5,156)

Balance at 30/06/2014	984,153	999,201	1,983,354

At 30 June 2014 there are no indications that these assets have been impaired beyond recognized impairment.

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at the beginning and end of the period is as follows:

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

	Thousands of Euros
	Balance at		Translation	Balance at
	31/12/2013	Additions	differences	30/06/2014
	870,133	--	8,473	878,606
Cost of currently marketed products - Gamunex
Cost of currently marketed products - Progenika	23,792	--	--	23,792

Accumulated amortisation of currently marketed products - Gamunex	(74,928)	(14,576)	(797)	(90,301)
Accumulated amortisation of currently marketed products - Progenika	(1,983)	(1,190)	--	(3,173)

Carrying amount of currently marketed products	817,014	(15,766)	7,676	808,924

Intangible assets recognised relate to currently marketed products acquired from Talecris and comprise the rights on the Gamunex product, its commercialisation and distribution licence, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, is subject to similar risks and have a similar regulatory approval process.

The estimated useful life of the currently marketed products is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 30 June 2014 the residual useful life of currently marketed products from Talecris is 26 years and 11 months (27 years and 11 months at 30 June 2013).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 30 June 2014 the residual useful life of currently marketed products from Progenika is 8 years and 8 months.

(8)      Trade and Other Receivables

At 30 June 2014, certain Spanish companies of the Grifols group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 176,118 thousand for the six-month period ended at 30 June 2014 (Euros 127,641 thousand for the six-month period ended 30 June 2013 and Euros 243,741 thousand at 31 December 2013).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 4,448 thousand as at 30 June 2014 (Euros 6,463 thousand as at 31 December 2013) which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 2,608 thousand for the six-month period ended 30 June 2014 (Euros 3,871 thousand for the six-month period ended 30 June 2013) (see note 12).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain, has not significantly changed compared to 31 December 2013.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(9)      Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)       Share Capital and Share Premium

At 30 June 2014 the Company’s share capital was represented by 213,064,899 Class A shares and 130,712,555 Class B shares.

(b)       Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2014, Euros 43,717 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 49,601 thousand at 31 December 2013) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 30 June 2014 the legal reserve of the Company amounts to Euros 23,921 thousand (23,576 thousand Euros at 31 December 2013).

(c)        Treasury Stock

Movement in Class A treasury stock during the six-month period ended 30 June 2014 is as follows:

	No. of Class A shares	Thousand Euros

Balance at 1 January 2014	0	0

Acquisitions Class A	1,194,455	44,360

Balance at 30 June 2014	1,194,455	44,360

Movement in Class A treasury stock during the six-month period ended 30 June 2013 is as follows:

	No. of Class A shares	Thousand Euros

Balance at 1 January 2013	158,326	3,058

Acquisitions Class A	448,802	11,040

Disposals Class A	(607,128)	(14,098)

Balance at 30 June 2013	0	0

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

Movement in Class B treasury stock during the six-month period ended 30 June 2013 is as follows:

	No. of Class B shares	Thousand Euros
Balance at 1 January 2013	16,082	2

Cash acquisitions Class B	6,177,372	127,788
Non-Cash acquisitions Class B	884,997	17,744
Cash disposals Class B	(904,818)	(18,420)
Non-Cash Disposals Class B	(1,769,994)	(38,205)

Balance at 30 June 2013	4,403,639	88,909

There were no movements in Class B treasury stock during the six-month period ended 30 June 2014.

(d)       Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

Grifols will not be able to distribute ordinary dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 5.00. At 30 June 2014 the leverage ratio amounts to 2.92 (2.28 at 31 December 2013).

The distribution of the profit for the year ended 31 December 2013 is presented in the consolidated statements of changes in equity.

The dividends paid during the six-month period ended 30 June 2014 is as follows:

	Six-Months’ Ended 30 June 2014
			Amount in
	% over	Euros	thousand of
	par value	per shares	Euros

Ordinary Shares	40%	0.20	42,613
Non-voting shares	200%	0.20	26,143
Non-voting shares (Preferred Dividend)	10%	0.01	1,307

Total Dividends Paid			70,063

The dividends paid during the six-month period ended 30 June 2013 were as follows:

	Six-Months’ Ended 30 June 2013
			Amount in
	% over	Euros	thousand of
	par value	per shares	Euros

Ordinary Shares (Interim Dividend)	40%	0.20	42,612
Non-voting shares (Interim Dividend)	200%	0.20	26,143
Non-voting shares (Preferred Dividend)	10%	0.01	1,307

Total Dividends Paid			70,062

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(10)            Financial Liabilities

The detail of non-current financial liabilities at 30 June 2014 and 31 December 2013 is as follows:

	Thousands of Euros
Financial liabilities	30/06/2014	31/12/2013

Non-current obligations (a)	593,859	717,590
Senior secured debt (b)	3,037,714	1,677,607
Other loans	27,449	30,680
Finance lease liabilities	11,141	12,099
Financial derivatives (note 16)	39,512	68,033
Other non-current financial liabilities	47,410	47,202

Total non-current financial liabilities	3,757,085	2,553,211

Current obligations (a)	65,830	72,629
Senior secured debt (b)	40,780	112,422
Other loans	57,965	56,568
Finance lease liabilities	7,570	7,087
Other current financial liabilities	10,475	9,438

Total current financial liabilities	182,620	258,144

On 17 March 2014 the Group concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

(a) Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., has issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

The present value discounted cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted cash flows remaining in the original debt, whereby the new agreement is not substantially different to the original agreement.

The costs of refinancing Senior Unsecured Notes have amounted to Euros 67.6 million, including the cost of cancelling. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the Senior Unsecured Notes does not trigger a derecognition of the liability. Unamortised financing costs from the Senior Unsecured Notes amount to Euros 138 million at 30 June 2014 (Euros 80 million at 31 December 2013).

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

	Senior Unsecured Notes
	Principal+Interests in	Principal+Interests in Thousand of
	Thousand of US Dollar	Euros
Maturity

2014	26,250	19,220
2015	52,500	38,439
2016	52,500	38,439
2017	52,500	38,439
2018	52,500	38,439
2019	52,500	38,439
2020	52,500	38,439
2021	52,500	38,439
2022	1,026,250	751,391

Total	1,420,000	1,039,684

The activity of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 30 June 2014 and 30 June 2013 are as follows:

	Thousand of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/13	Issue	Repayments	and others	at 30/06/13
Issue of bearer promissory notes	14,547	45,654	(14,844)	--	45,357
(nominal value)

Senior Unsecured Notes	833,712	--	--	7,267	840,979
(nominal value)
	848,259	45,654	(14,844)	7,267	886,336

	Thousand of Euros
			Redemption	Exchange
	Initial balance		and	differences	Final balance
	at 01/01/14	Issue	Repayments	and others	at 30/06/14

Issue of bearer promissory notes	45,945	55,080	(46,440)	--	54,585
(nominal value)

Senior Unsecured Notes	797,622	729,980	(807,932)	12,502	732,172
(nominal value)
	843,567	785,060	(854,372)	12,502	786,757

(b) Senior secured debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consist of a Term Loan A  (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a  Term Loan B  (“TLB”) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this new financing.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt have amounted to Euros 115.7 million. The termination of the embedded derivatives of the senior debt has formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million have reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. Therefore, the net amount of the financing cost has reduced the previous amount recognized and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 203.4 million at 30 June 2014 (Euros 131 million at 31 December 2013).

The new terms and conditions of the senior secured debt are as follows:

o          Tranche A: Senior Debt Loan repayable in six years

■               US Tranche A :

·                              Original Principal Amount of US Dollars 700 million.

·                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

·                              No floor over US Libor.

The detail of the Tranche A by maturity as at 30 June 2014 is as follows:

	US Tranche A
	Currency	Principal in thousands of US Dollar	Principal in thousands of Euros
Maturity

2014	US Dollar	8,750	6,407
2015	US Dollar	30,625	22,423
2016	US Dollar	48,125	35,236
2017	US Dollar	52,500	38,439
2018	US Dollar	52,500	38,439
2019	US Dollar	380,625	278,683
2020	US Dollar	122,500	89,690

Total	US Dollar	695,625	509,317

o  Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

■               US Tranche B :

·                              Original Principal Amount of US Dollars 3,250 million.

·                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

·                              No floor over US Libor.

■               Tranche B in Euros:

·                              Original Principal Amount of Euros 400 million.

·                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

·                              No floor over Euribor

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

The detail of the Tranche B by maturity as at 30 June 2014 is as follows:

	US Tranche B			Tranche B in Euros
		Principal in thousands	Principal in		Principal in
	Currency	of US Dollar	thousands of Euros	Currency	thousands of Euros
Maturity

2014	US Dollar	16,250	11,898	Euros	2,000
2015	US Dollar	32,500	23,796	Euros	4,000
2016	US Dollar	32,500	23,796	Euros	4,000
2017	US Dollar	32,500	23,796	Euros	4,000
2018	US Dollar	32,500	23,796	Euros	4,000
2019	US Dollar	32,500	23,796	Euros	4,000
2020	US Dollar	32,500	23,796	Euros	4,000
2021	US Dollar	3,030,625	2,218,935	Euros	373,000

Total	US Dollar	3,241,875	2,373,609	Euros	399,000

o  US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 30 June 2014 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Tranche A Senior Loan	Tranche B Senior Loan
Maturity

2014	13,292	58,381
2015	36,133	117,177
2016	48,918	119,936
2017	50,986	118,744
2018	49,867	117,806
2019	287,227	116,867
2020	90,341	116,170
2021	--	2,606,087

Total	576,764	3,371,168

The issue of senior unsecured notes and senior secured debt is subject to compliance of leverage ratio covenant. At 30 June 2014 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(11)                      Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30 June	Ended 30 June
	June 2014	June 2013	2014	2013
Cost of sales	230,104	212,538	112,781	109,350
Research and development	32,577	30,068	16,697	14,043
Selling, general & administrative expenses	122,723	101,301	61,697	51,211

	385,404	343,907	191,175	174,604

Details of amortisation and depreciation expenses by function are as follows:

	Thousands of Euros
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30	Ended 30	Ended 30 June	Ended 30 June
	June 2014	June 2013	2014	2013
Cost of sales	37,494	33,977	17,759	17,220
Research and development	6,484	6,408	3,247	3,767
Selling, general & administrative expenses	46,884	23,824	23,503	12,192

	90,862	64,209	44,509	33,179

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(12)                      Finance Result

Details are as follows:

	Thousands of Euros
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
	2014	2013	2014	2013
Finance income	1,285	3,460	529	1,373

Finance cost from Senior Unsecured
Notes (note 10)	(34,229)	(45,955)	(14,519)	(23,188)
Finance cost from Senior debt (note 10)	(74,186)	(67,697)	(34,188)	(33,926)
Finance cost from sale of receivables
(note 8)	(2,608)	(3,871)	(2,123)	(3,221)
Capitalised interest	1,738	4,458	1,078	2,476
Other finance costs	(8,264)	(9,282)	(3,472)	(5,476)

Finance costs	(117,549)	(122,347)	(53,224)	(63,335)

Change in fair value of financial
derivatives (note 16)	(8,923)	5,313	(4,104)	5,345
Exchange differences	869	(5,198)	(605)	(309)

Finance result	(124,318)	(118,772)	(57,404)	(56,926)

(13)                      Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 30.7% for the six-month period ended 30 June 2013 to 23% for the six-month period ended 30 June 2014 mainly due to a change of country mix of profits.

The following events have arisen regarding income tax audits:

·                              Grifols S.A and Instituto Grifols, S.A.:  Income Tax Audit, Withholdings and VAT Audit for the tax years ending, 2010, 2011 and 2012 were initiated from July, 2014.

The Group does not expect any significant impact affecting the financial statements to arise from these inspections.

(14)      Discontinued operations

The Group does not consider any operations as discontinued for the six-month period ended June 2014 and 2013.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(15) Contingencies

Catalan haemophiliacs

As of 21 May 2014 a sentence was issued by the Spanish Supreme Court rejecting the appeals filed by the Catalan Association of Haemophilia. As a consequence, the opened processes have been closed.

Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement has been reached between the parties.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore an investigation has been opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. The Company and its legal advisors consider this investigation will be limited to the individual employees and the likelihood is remote this issue will affect the Company.

The legal advisors recommend limiting disclosure of the aforementioned information in these condensed consolidated interim financial statements, because the matter is currently under legal dispute.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(16) Financial instruments

Fair value

At 30 June 2014 and 31 December 2013 the fair value of Senior Unsecured Notes and senior secured debt is the following:

	Thousands of Euros
	Fair Value at	Fair Value at
	30/06/2014	31/12/13	Hierarchy Level

Senior Unsecured Notes	758,713	851,461	Level 1

Senior Secured Debt (tranche A and B)	3,299,044	1,961,341	Level 1

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy). The valuation technique for level 2 is based on broker quotes. Similar contracts are traded in an active market and the quotes reflect actual transactions in similar instruments.

The fair value of financial assets and remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 30 June 2014 and 31 December 2013 the Group has recognised the following derivatives:

				Thousands of Euros
Financial		Notional amount at	Notional amount at	Value at	Value at
derivatives	Currency	30/06/2014	31/12/2013	30/06/2014	31/12/2013	Maturity

Interest rate swap (cash flow hedges)	US Dollar	1,127,772,500	1,224,777,500	(36,005)	(40,004)	30/06/2016
Interest rate swap (cash flow hedges)	Euros	100,000,000	100,000,000	(3,507)	(4,025)	31/03/2016
Swap Option	Euros	100,000,000	100,000,000	--	--	31/03/2016
Swap Floor	US Dollar	--	1,224,777,500	--	3,155	30/06/2016
Embedded floor of senior debt	Euros	--	196,000,000	--	(3,539)	01/06/2017
Embedded floor of senior debt	US Dollar	--	1,656,000,000	--	(20,465)	01/06/2017

Total				(39,512)	(64,878)

Total Assets				--	3,155
Total Liabilities (note 10)				(39,512)	(68,033)

(a)    Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

As a result of the refinancing process entered into on 27th February 2014 some of the existing derivatives have been cancelled. The new Credit Agreement conditions do not

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

include any embedded floor within the existing tranches, so as a consequence of that, embedded derivative included in Senior Secured debt has been eliminated. The decrease in the value of the embedded derivatives amounted to US Dollars 27 million (Euros 19.6 million) and Euros 4.2 million at 27 February 2014, reduced the refinanced senior debt (see note 10).

As there are no existing floors in the new loan tranches, the Company has also sold the swap floor derivatives contracts for a total amount of US Dollars 1.9 million each one.

(b)    Cash flow hedge

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The amortizing step up interest rate swap has not been changed due to the improvement of the new Credit Agreement and the notional amount at the end of June 2014 is US Dollars 1,127 million. The existing Swap has quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. The interest rate swap complies with the criteria required for hedge accounting.

At the end of June 2014, the Company has derivatives in place that qualify for hedge accounting:

·                  A Step-Up Swap derivative to hedge the US Dollar libor interest rate with a notional amount US Dollar 1,127 million amortizing and;

·                  A Step-Up Swap derivative to hedge euribor interest rate with a fixed notional amount of Euros 100 million until maturity.

(17)  Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the six-months ended 30 June 2014 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	133	--	--	--
Other service expenses	--	--	(4,599)	(727)
Operating leases expenses	--	--	(11,786)	--
R&D agreements	(15,441)	--	--	--
Remuneration	--	(4,662)	--	(2,291)
Financial costs	(18)	--	--	--

	(15,326)	(4,662)	(16,385)	(3,018)

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

Group transactions with related parties during the six-months ended 30 June 2013 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	131	--	--	--
Other service expenses	--	--	(2,670)	(635)
Operating leases expenses	--	--	(12,002)	--
Remuneration	--	(4,583)	--	(2,203)
Financial costs	--	--	(210)	--

	131	(4,583)	(14,882)	(2,838)

Group transactions with related parties during the three-months ended 30 June 2014 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	68	--	--	--
Other service expenses	--	--	(2,299)	(391)
Operating leases expenses	--	--	(5,933)	--
R&D agreements	(15,441)	--	--	--
Remuneration	--	(2,448)	--	(1,146)
Financial costs	(10)	--	--	--

	(15,383)	(2,448)	(8,232)	(1,537)

Group transactions with related parties during the three-months ended 30 June 2013 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	66	--	--	--
Other service expenses	--	--	(1,437)	(321)
Operating leases expenses	--	--	(6,104)	--
Remuneration	--	(1,324)	--	(1,127)
Financial costs	--	--	(70)	--

	66	(1,324)	(7,611)	(1,448)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 30(c) of the consolidated financial statements as at and for the year ended 31 December 2013, certain Company directors and key management personnel are entitled to termination benefits.

GRIFOLS, S.A.  AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2014

(18)  Subsequent events

From 30 June 2014 to the approval date of the attached financial statements there are no significant subsequent events.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their six-month period ended June 30 2014 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of close to 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of close to 3 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to its acquisitions, Talecris’ operations have been incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis has been incorporated into the existing Diagnostic Division.

¨    Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted for Euros 1,208.2 million, or 75.0%, and  Euros 1,220.9 million, or 88.4%, of Grifols’ total net revenues for the six months period ended June 30, 2014 and the six months period ended June 30, 2013, respectively.

¨    Hospital. The Hospital division manufactures and, in certain instances installs and distributes, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for Euros 49.5 million, or 3.1%, and Euros 53.0 million, or 3.8%, of total net revenues for the six months period ended June 30, 2014 and the six months period ended June 30, 2013, respectively.

¨     Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in two areas: Transfusion Medicine that groups immunohematology and blood bank (blood collection bags and other disposables) and In Vitro Diagnostic Systems that groups hemostasis and the clinical analysis lines. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the transfusion diagnostic unit acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for Euros 293.5 million, or 18.2%(excluding Euros 9.3 million intersegment sales), and Euros 66.7 million, or 4.9%, of Grifols’ total net revenues for the six month period ended June 30, 2014 and the six month period ended June 30, 2013, respectively. For more details on the business acquired see Note 3 of the accompanying condensed consolidated interim financial statements.

¨    Raw Materials and Others. The Raw Materials division historically included the sale of intermediate pastes and plasma to third parties. From 2011 it primarily consists of revenues earned under the agreements with Kedrion, all royalties from third parties (Bioscience and Diagnostic) and revenues from engineering activities by our subsidiary Grifols Engineering S.A. It accounted for Euros 59.4 million, or 3.7%, and Euros 40.1 million, or 2.9%, of Grifols total net revenues for the six months period ended June 30, 2014 and the six months period ended June 30, 2013, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2014 and June 30 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2013 prepared in accordance with IFRS as issued by the International Accounting Standard Board ( IASB).

Factors Affecting the Comparability of Grifols Results of Operations

2014 figures include the transfusion diagnostic unit acquired to Novartis in January 2014. This should be taken into consideration when comparing the information to 2013 figures.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 150 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2013, our plasma collection centers collected approximately 6.4 million liters of plasma (including specialty plasma required for the production of hyperimmunes). We believe that our plasma requirements through 2016 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 0.6 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Critical Accounting Policies under IFRS

The preparation of this condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 “Business Combinations” (revised), Business combinations in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                                    Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                                Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                            Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in section Intangible Assets (vi).

Intangible assets

(i)                                    Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of  CGUs that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                                Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

·                  we have technical studies that demonstrate the feasibility of the production process;

·                  we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

·                  the asset will generate sufficient future economic benefits; and

·                  we have sufficient technical and financial resources to complete development of the asset and have developed budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets through the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                            Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)                              Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

(v)                                  Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

(vi)                              Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

·                  Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

·                  Merchandise and finished goods: estimated selling price, less costs to sell.

·                Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress and supplies”.

Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

·                  we have transferred to the buyer the significant risks and rewards of ownerships of the goods;

·                  we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

·                  the amount of revenue and the costs incurred or to be incurred can be measured reliably;

·                  it is probable that the economic benefits associated with the transaction will flow to us; and

·                  the cost incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale.

The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i)                                    Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

·                  Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

·                  Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

·                  The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

·                  Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                                Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

·                  If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

·                  If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss.

However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Six months ended June 30, 2014 Compared to Six months ended June 30, 2013

1.   PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST HALF OF 2014

SALES PERFORMANCE

·   TURNOVER CONTINUES TO RISE, WITH AN INCREASE OF 21.7% (CC) IN THE FIRST HALF OF THE YEAR TO EUROS 1,610.8 MILLION

Grifols’ cumulative revenues rose by 16.7% during the first half of the year to Euros 1,610.8 million, including the transfusional diagnostics business acquired from Novartis in January 2014. Geographical diversification of sales helped to reduce the potential impact of exchange rate volatility, and turnover grew by 21.7% at constant currency (cc).

The proportion of total sales generated by each of the group’s divisions remains unchanged since the first quarter, with a more diverse sales base following the expansion of the transfusion medicine business at the start of the year. The proportion of sales generated by each division was over 18% for the Diagnostic division, 75.0% for the Bioscience division, and 3.1% for the Hospital division.

·   SALES OF BIOSCIENCE DIVISION UP 3.3% (CC)

The Bioscience division is the group’s main engine of organic growth. Sales of plasma proteins continue to rise, with significant increases in intravenous immunoglobulins (IVIG), alpha-1 antitrypsin and albumin, three of the main proteins sold by Grifols. There was a moderate fall in sales of intermediate products and of factor VIII following the completion of some contracts and delays in tendering processes in several countries. Sales to June 2014 were Euros 1,208.2 million, a rise of 3.3% (cc) or 1.0% fall after taking exchange rate fluctuations into account. Grifols has maintained its strategy of pursuing balanced growth in sales to optimize both raw material costs and manufacturing capacity.

The Diagnostic division generated sales of Euros 293.5 million (excluding Euros 9.3 million of intersegment sales), an increase of 358.0% (cc) and of 339.9% when taking exchange rates into account. International sales in the blood typing area remain very active, including analyzers and reagents (DG-Gel® cards). Also worth noting are sales of immunoassays, instrumentation, tests and other blood screening services using NAT technology (Procleix®), a business that has seen the renewal of the agreement with the Red Cross in Beijing, China during the period. The company is a global leader in transfusion medicine and continues to drive its activity with new products in new markets as well as its lines of instruments and reagents for hemostasis and immunohematology. A key achievement was the award of the CE mark for the ID CORE XT blood compatibility diagnostic kit, capable of determining 37 antigens of 10 blood groups in less than 4 hours. The CE Mark reinforces the clinical utility of the test and opens new opportunities in Europe and in countries where the European accreditation is recognized. Kits have been set up in Norway,

Canada and several centers in the United States, among other countries.

The Hospital division generated Euros 49.6 million of sales during the six-month period. The division has continued to expand its international presence, a process that has helped to limit the decline during the period to 3.2% (cc), although more than 70% of its sales continue to be generated in Spain. During the first half of 2014 sales of intravenous solutions’ instrumentation continued to progress, as well as new manufacturing contracts for third parties and sales of Hospital Logistics in Latin American.

Finally, Grifols’ non-recurring income, included within the Raw Materials & Others division, rose to Euros 59.4 million, representing 3.7% of total revenues. These include, among others, royalties (Bioscience and Diagnostic divisions), income deriving from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering.

Sales by Division - first half of 2014

1H 2014 - SALES BY DIVISION

(In thousands of euros)	1H 2014	%sales	1H 2013	%sales	% Var	% var CC*
BIOSCIENCE DIVISION	1,208,236	75.0%	1,220,948	88.4%	-1.0%	3.3%
HOSPITAL DIVISION	49,551	3.1%	53,040	3.8%	-6.6%	-3.2%
DIAGNOSTIC DIVISION **	293,546	18.2%	66,726	4.9%	339.9%	358.0%
SUBTOTAL	1,551,333	96.3%	1,340,714	97.1%	15.7%	20.7%
RAW MATERIALS AND OTHERS	59,447	3.7%	40,127	2.9%	48.1%	54.2%
TOTAL	1,610,780	100.0%	1,380,841	100.0%	16.7%	21.7%

* Constant Currency (CC) excludes the impact of exchange rate movements

** Excludes Euros 9.3 million of intersegment sales

·   COMPANY BOOSTS ITS GLOBAL PRESENCE AND WILL MARKET DIAGNOSTIC PRODUCTS IN CHINA AND INDIA IN THE NEAR FUTURE

Grifols continues to drive its sales in international markets, and the purchase of Novartis’ transfusional diagnostics unit has strengthened the sales revenue of the Diagnostic division in the United States. The company is still working on the exact allocation of the new business by geographic region, therefore sales by region for the new diagnostic business have not been provided for this period.

Excluding sales generated by the newly acquired business and non-recurring sales (Raw Materials & Others), income in the United States and Canada rose by 5.8% (cc) to Euros 838.7 million, representing 52.1% of sales. Sales in the European Union fell by 4.4% (cc) during the period, due to the delay in some contracts for the supply of factor VIII in countries such as Poland. In contrast, sales of plasma proteins in Spain increased slightly for the second consecutive quarter, although the contraction in the sales of the Diagnostic and Hospital divisions continued. It should be noted that since January 2014 the heading “Others” (Raw Materials & Others) has not been broken down by geographic region, and that the figures for 2013 have been modified to facilitate comparison. Sales performance was particularly good in France, Germany, and Eastern Europe.

Sales in the rest of the world (ROW) rose by 3.9% (cc) in line with the company’s forecasts of the calendar for tendering processes. Income was Euros 208.5 million, driven primarily by growth in albumin sales in China, diagnostic products and as well as increased consumption of certain proteins in Russia.

Internationalization remains a priority for the company, with plans to create new subsidiaries in India, Indonesia and Taiwan, primarily to drive the geographic expansion of diagnostic products. Grifols currently has commercial subsidiaries in 25 countries. The most recent are the Dubai subsidiary, operational since 2013 and servicing the Middle East region, and the change in status of office in Shanghai from a representative office to the status of commercial subsidiary. Grifols also has a direct commercial presence in Hong Kong.

Sales by geographic region - first half of 2014

1H 2014 - SALES BY REGION

(In thousands of euros)		1H 2014	%sales	1H 2013	%sales	% Var	% var CC*

EU		278,504	18.0%	291,433	21.7%	-4.4%	-4.4%

US+CANADA		838,671	54.1%	828,821	61.8%	1,2%	5.8%

R.O.W.		208,475	13.4%	220,460	16.4%	-5.4%	3.9%
	SUBTOTAL	1,325,650	85.4%	1,340,714	100.0%	-1.1%	3.2%

RAW MATERIALS AND OTHERS		59,447	0.0%	40,127	0.0%	48.1%	54.2%

DIAGNOSTIC SOLUTIONS***		225,683	14.5%	-	-	-	-
TOTAL		1,610,780	100.0%	1,380,841	100,0%	15.7%	21.7%

* Constant Currency (CC) excludes the impact of exchange rate movements

*** Sales from the new transfusional diagnostics unit not allocated by geographic region

MARGINS AND PROFIT

·   EBITDA UP 14.3% TO EUROS 508.2 MILLION

Grifols’ EBITDA was Euros 508.2 million in the first half of 2014, a 14.3% increase compared to the figure of Euros 444.6 million reported for the same period of the preceding year. Adjusted EBITDA1 rose by 12.7% to Euros 523.8 million.

The improvement in EBITDA is a consequence of ongoing developments in the company’s manufacturing efficiency. Grifols continues to optimize its cost of plasma, and its fractionation and protein purification. The group is also working to implement new efficiency measures deriving from a range of in-house R&D projects. These include ongoing enhancements of the “ABO technology” (Automatic Bottle Opener), to automatically open plasma bottles, which improves safety and enables a better use of each liter of plasma as well as the implementation of radiofrequency systems (RFID) on all plasma bottles, automating the recording of the traceability data by pallet. This process is currently performed manually on a bottle by bottle basis. Grifols continues to work on obtaining FDA and EMA permits and licenses to perform all of the different manufacturing stages at any of its manufacturing plants, allowing it to flexibly combine processes, optimize manufacturing efficiencies, and reduce costs.

The integration of the new diagnostic unit is progressing, as well as the process of standardization and harmonization of the accounting information. The policy of containing overheads has been maintained, although these costs have increased as a result of incorporating the operating structure of the new business acquired. More resources have also been allocated to R&D to support current projects. These factors explain some of the changes to margins. Specifically, the EBITDA to income ratio was 31.5%, while the adjusted EBITDA1 to income ratio is 32.5%.

·   NET PROFIT RISES BY 23.0% TO EUROS 224.8 MILLION

Grifols’ net profit rose by 23.0% to Euros 224.8 million, a figure that represents 14.0% of the group’s revenues, compared to 13.2% for the same period of 2013. Adjusted net profit2 was Euros 288.7 million. This excludes non-recurring costs and costs associated with recent acquisitions, as well as the amortization of deferred financial costs associated with the refinancing, and the amortization of intangible assets associated with acquisition, including the amortization or royalties of the first and second quarter.

During the first half of 2014, profits benefited from the fact that, despite the increase in debt in absolute terms, financial costs remained stable as a result of the improved funding conditions negotiated in the first quarter of the year. Including the financial cost of the new funding needed to acquire the transfusional diagnostics unit, the financial result was Euros 124.3 million, including the amortization of deferred expenses corresponding to the cancellation of bonds and debt as part of the refinancing process undertaken to reduce financial costs and extend repayment periods.

At the same time, the effective tax rate was lower during this six-month period due to changes in the contribution to profits from different geographical regions.

Key items: first half of 2014

REPORTED FIGURES
	1H2014	1H2013	% VAR.
NET REVENUES (NR)	1,610.78	1,380.8	16.7%
EBITDA	508.2	444.6	14.3%
% NR	31.5%	32.2%
ADJUSTED[1] EBITDA	523.8	464.7	12.7%
% NR	32.5%	33.7%
GROUP PROFIT	224.8	182.8	23.0%
% NR	14.0%	13.2%
ADJUSTED[2] GROUP PROFIT	288.7	230.5	25.3%
% NR	17.9%	16.7%

2.            PROFIT AND LOSS ACCOUNT: KEY INDICATORS DURING THE SECOND QUARTER OF 2014

·   RECORD SALES REVENUE IN THE SECOND QUARTER IN ABSOLUTE TERMS, WITH SALES OVER EUROS  812 MILLION

Between April and June 2014, Grifols once again set a new record for quarterly sales revenue in absolute terms. Sales revenue during the second quarter totaled Euros 812.8 million, growth of 16.6% (23.1% cc) compared to a figure of Euros 697.1 million for the same period of 2013.

The highlights of the quarter when compared to the previous financial year (excluding sales generated by the newly acquired business and those included under Raw Materials & Others) were the rise in ROW sales (Rest of the World), up 14.7% (cc) to Euros 109.0 million, and the rise in sales in the United States and Canada, up 5.2% (cc) due to the increased demand for plasma proteins.

Sales revenue in the European Union fell by 6.0% (cc) to 139.3, partially explained by the delay in the FVIII tender in Poland. Sales in Spain remained stable at around Euros 52 million.

Sales by division - second quarter of 2014

2Q 2014 - SALES BY DIVISION

(In thousands of euros)		2Q 2014	%sales	2Q 2013	%sales	% Var	% var CC*

BIOSCIENCE DIVISION		607,278	74.7%	616,162	88.4%	-1.4%	4.2%

HOSPITAL DIVISION		25,289	3.1%	25,885	3.7%	-2.3%	1.1%

DIAGNOSTIC DIVISION **		146,997	18.1%	34,167	4.9%	330.2%	354.6%
	SUBTOTAL	779,564	95.9%	676,214	97.0%	15.3%	21.7%

RAW MATERIALS AND OTHERS		33,218	4.1%	20,929	3.0%	58.7%	67.6%
TOTAL		812,782	100.0%	697,143	100,0%	16.6%	23.1%

* Constant Currency (CC) excludes the impact of exchange rate movements

** Excluding Euros 5.7 million of inter-segment sales

Sales by geographic region - second quarter 2014

2Q 2014 - SALES BY REGION

(In thousands of euros)		2Q 2014	%sales	2Q 2013	%sales	% Var	% var CC*

EU		139,343	17.1%	148,052	21.2%	-5.9%	-6.0%

US+CANADA		418,902	51.6%	422,462	60.6%	-0.8%	5.2%

R.O.W.		108,963	13.4%	105,700	15.2%	3.1%	14.7%
	SUBTOTAL	667,208	82.1%	676,214	97.0%	-1.3%	4.2%

RAW MATERIALS AND OTHERS		33,218	4.1%	20,929	3.0%	58.7%	67.6%

DIAGNOSTIC SOLUTIONS***		112,356	13.8%	-	-	-
TOTAL		812,782	100.0%	697,143	100,0%	16.6%	23.1%

* Constant Currency (CC) excludes the impact of exchange rate movements

*** Sales from the new transfusional diagnostics unit not allocated by geographic region

3.            KEY BALANCE SHEET ITEMS TO JUNE 2014

·   ASSETS INCREASE TO EUROS 7.3 BILLION FOLLOWING RECENT ACQUISITIONS

Total consolidated assets at June 2014 were Euros 7,276.1 million, a significant increase compared to the figure of Euros 5,841.0 million reported at December 2013. The difference primarily reflects the acquisition of the assets of Novartis’ transfusional diagnostics unit.

Tangible fixed assets net increase over Euros 158 million, includes a plant in Emeryville (California, United States), while intangible fixed assets have increased mainly as a result of the Euros 935.3 million goodwill generated by the acquisition. This amount is still provisional.

·   STRONG INCREASE IN OPERATING CASH, TO EUROS 400.5 MILLION

In the second quarter of the year, the group’s cash position rose slightly, reaching Euros 736.9 million in June. The group performed strongly, generating Euros 400.5 million of operating cash in the first half, compared to the figure of Euros 280.3 million for the same period of 2013.

The changes in working capital reflect the active management of accounts receivable, and the incorporation of the new business.

·   NET FINANCIAL DEBT INCREASES, BUT AVERAGE COST OF DEBT FALLS BY MORE THAN 200 BPS TO BELOW 3.5%

One of Grifols’ principal commitments following the recent acquisitions is the rapid reduction of leverage ratios. The group’s net financial debt has fallen by more than Euros 17 million since March 2014, and at the end of the first half of 2014 it stood at Euros 3,163.3 million, a figure that reflects the new funding package. This represents a debt ratio (NFD/adjusted EBITDA) of 2.92, higher than the ratio of 2.28 reported in December 2013 prior to the acquisition.

The forecast cash flows will continue to contribute to the rapid deleveraging, while the refinancing process concluded in the first quarter of the year will translate into a reduction of the average cost of debt by more than 200 bps to below 3.5%.

·   EQUITY

The net equity of Grifols to June 2014 rose to Euros 2,237.6 million, mainly as a result of profits earned during the period.

As of June 2014, Grifols had share capital of Euros 119.6 million, represented by 213,064,899 ordinary shares (Class A) with a nominal value of Euros 0.50 per share, and 130,712,555 non-voting shares (Class B) with a nominal value of Euros 0.10  per share.

·   PAYMENT OF FINAL DIVIDEND FOR FINANCIAL YEAR 2013 AND MAINTENANCE OF PAYOUT AT 40% OF NET PROFIT

In 2013 Grifols resumed the payment of cash dividends to remunerate all of its shareholders, and agreed the payment in two installments. In June 2014 the company paid a final dividend of Euros 0.20 gross per share (Class A and Class B), for 2013 results. Combined with the interim dividend paid in June 2013 for the same amount, dividend payments for 2013 totaled Euros 137.5 million. Grifols’ reached its payout ratio of 40% of the group’s consolidated net profit, the same level prior to the acquisition of Talecris.

4.            INVESTMENTS: CAPEX AND R&D

The first half of 2014 has been characterized by stable results, positive cash flow figures, and the optimization and control of financial resources, providing the company with the resources required to cover its existing investment plans and to carry out new investments in the future.

·   CAPITAL EXPENDITURE (CAPEX)

Grifols’ major capital expenditure projects have included the completion of work designed to expand its plasma fractionation capacity. These include completion of the plants at Parets del Vallès (Barcelona, Spain) and Clayton (North Carolina, United States). Once Clayton becomes operational in 2015, the group will have capacity to fractionate over 12 million liters of plasma/year to obtain the different plasma proteins.

During the first six months of the year, the company continued with its existing investment plans, allocating over Euros 125.3 million to its own manufacturing facilities — including facilities designed to strengthen the Diagnostic division following the expansion of the group’s presence in the transfusional diagnostics sector.

The majority of current investments are part of the new capital expenditure plan for the period 2014 to 2016, with a budget of approximately Euros 600 million. The projects scheduled to reach completion during the period include:

·                  Expansion of the Clayton purification plant for fraction V, an intermediate plasma product that is purified and converted to albumin. The total investment will be Euros 22 million.

·                  New facilities at the Clayton industrial complex for dosing and filling plasma protein vials under sterile conditions using the patented Grifols Sterile Filling (GSF®) system. Sterile filling is one of the most critical points of the manufacturing process. The total investment will be Euros 29.7 million.

·                  New alpha 1-antitrypsin (Prolastin®) purification, dosing and sterile filling plant at the Parets del Vallès industrial complex. The total investment will be approximately Euros 31 million.

·                  Expansion of the albumin purification, dosing and sterile filling plant at Los Angeles (California, United States). The total investment will be Euros 21 million.

·                  New plant at Emeryville (California, United States) to centralize all antigen production for immunological diagnostics, an investment of Euros 96 million.

·                  Expansion (phase IV) of the plant at the industrial complex of Las Torres de Cotillas (Murcia, Spain) that will add two new dosing lines in order to integrate all production process under one roof. The total investment will be Euros 6.3 million.

Other major developments include the modernization of Grifols offices and facilities in Madrid (Spain), Shanghai (China), Pisa (Italy), and Raleigh (North Carolina, United States), and investments to update several plasma donor centers in the United States.

The construction of a new logistics center in Ireland, with the investment of Euros 45 million, is one of the most important projects, enabling plasma warehousing to be centralized, and facilitating the rapid distribution of goods between manufacturing plants and the company’s subsidiaries. This will give Grifols a more balanced presence in the United States and Europe. The project is part of the Strategic Plan to optimize operating and distribution infrastructure to support the internationalization and globalization of Grifols’ activities in recent years.

·   R&D IN-HOUSE AND THROUGH INVESTEES

Financial liquidity and solvency provides the foundations for Grifols’ continuing commitment to research. From January to June 2014 Grifols allocated a total of Euros 85.2 million to R&D, an increase of

45.7% compared to the same period of 2013, and representing 5.3% of sales. Midterm the company plans to gradually increase the resources allocated to R&D to a level of 6%, with the aim of speeding up some projects designed to promote and recover the therapeutic value of a number of plasma proteins and to improve the efficiency of manufacturing processes.

This commitment to research is also expressed through the support for the research activities of its investee companies. In this context, it is important to mention the start of the phase III clinical trial for the treatment of non-cystic fibrosis bronchiectasis (non-CF BE) with Pulmaquin® (inhaled ciprofloxacin), with Grifols to meet costs up to a maximum of US Dollars 65 million, following the acquisition in May 2013 of 35% of the equity of Aradigm Corporation. Under the agreement, Grifols holds the global rights to Pulmaquin®, including its indication for this chronic respiratory disease whose symptoms are similar to alpha 1-antitrypsin deficiency.

Including these partnerships that are capitalized, global investment in R&D is higher than the figure reported in the face of the profit and loss account.

Grifols will continue to invest in projects to support research into diseases that require urgent solutions, such as Alzheimer’s disease and cirrhosis, and to promote solutions for personalized medicine and treatment options for rare diseases.

A key milestone in Grifols’ R&D policy during the first half of 2014 was the inclusion of Araclon Biotech, a Grifols company specializing in immunotherapy and the diagnosis of Alzheimer’s and other degenerative diseases, in the world’s largest dementia research group: the United Kingdom Dementias Research Platform (UKDP). This is a public—private consortium that aims to develop early diagnosis of dementias, improve their treatment, and prevent the disease. Araclon is the first Spanish company to become a foundational member and will participate in one of the platform’s most important projects. Araclon’s contribution involves classifying over 1,500 individuals in asymptomatic states of dementia in order to create a massive database available to any research group in this field. The service provided by Araclon will focus on the use of its ABtest to analyze the blood samples of participants to detect and measure the beta amyloid peptides (Ab) 17, 40 and 42 that could be potential biomarkers for early (pre-clinical) diagnosis of Alzheimer’s disease, one of the types of dementia included in the study.

5.            ANALYSIS BY BUSINESS AREA AND KEY EVENTS OF THE QUARTER

The acquisition of Novartis’ transfusional diagnostics unit in January 2014 has changed the contribution by the different business divisions of Grifols to total revenues, and confirms the company as a leading player in transfusion medicine.

BIOSCIENCE DIVISION: 75.0% OF INCOME

·   CONSTRUCTION OF NEW LOGISTICS CENTER IN IRELAND TO CENTRALIZE PLASMA WAREHOUSING

The opening of Grifols’ new logistics center will centralize all the plasma from the United States that is not fractionated there; it will provide a point of connection between the different plants that manufacture plasma medicines, centralizing the exchange of intermediate products (pastes) from the fractionation stage (first phase of the manufacturing process) for purification and filling (second and third stage of the manufacturing process) at the group’s various plants; and it will bring together the labeling, packaging, preparation and distribution of the finished product to the group’s commercial subsidiaries, with the exception of Spain and the United States, thus improving distribution times.

Construction work began in January 2014. The project is part of the Strategic Plan to optimize the group’s operating and distribution infrastructure, which aims to improve the efficiency in order to operate simultaneously at several scales providing the greatest flexibility and ensuring the continuity of supplies. The facility will consist of a warehouse and logistics area to distribute products worldwide (the company has a direct commercial presence in 25 countries), a plasma classification area, a quality control laboratory, and offices.

·   OFFICIAL OPENING OF NEW PLASMA FRACTIONATION PLANT IN THE UNITED STATES

Grifols has invested over Euros 260 million in the new fractionation plant in the Clayton industrial complex. It is currently the largest in the world and one of the most advanced in the industry. When it is operational in 2015, it will employ over 200 people and will have a fractionation capacity of 6 million liters of plasma/year, almost doubling the plant’s existing capacity, and enabling the treatment of more patients with rare and chronic diseases, such as neurological disorders, immunodeficiencies, hemophilia and genetic emphysema.

The new plant was recently recognized as “Facility of the Year” in the Project Execution category by the International Society for Pharmaceutical Engineering (ISPE). In addition to its increased plasma fractionation capacity, the 14,400 m2 facility boasts the very latest systems and processes to ensure the highest product quality standards.

·   PATIENTS WITH HEMOPHILIA A WILL BENEFIT FROM THE HIGHER CONCENTRATION OF GRIFOLS FACTOR VIII APPROVED BY THE FDA

The United States FDA has approved a new concentration for the factor VIII that Grifols produces at its Los Angeles plant (California, United States). The new concentration of 2,000 International Units (IU) per vial is 500 IU per vial higher than the maximum concentration previously authorized, offering significant benefits for patients with hemophilia A who require a higher dose than the established one to prevent episodes of bleeding, and reducing administration time by up to 30%.

DIAGNOSTIC DIVISION: 18.2% OF INCOME

·   ID CORE XT MOLECULAR DIAGNOSTIC KIT OBTAINS CE MARKING

Grifols has been granted European conformance IVD-CE marking for its innovative ID CORE XT diagnostic kit, which offers simultaneous testing for 37 antigens of 10 blood groups in less than four hours from DNA obtained from a blood sample. The molecular blood group typing employed by this kit offers greater safety in blood transfusions, ensuring greater compatibility between donor and patient. ID CORE XT, part of the BLOODchip® product line, has been available in the United States since August 2013 in the “Research Use Only” category.

·   CHILE: COMMERCIAL RELEASE OF PROMONITOR® PRODUCT RANGE IN LATIN AMERICA

Grifols has released Promonitor® in Chile. This commercial brand covers the ELISA device line, developed by Progenika Biopharma in the laboratory reagents sector (immunoassays). Promonitor® makes it possible to monitor and follow up patients being treated with biological medicines for diseases such as rheumatoid arthritis and other chronic inflammatory diseases. This control offers benefits to patients, to doctors, and to health facility managers, as it ensures the correct use of drugs, optimizes doses, and prevents the prolonged use of inappropriate treatments. Chile will provide a platform for the gradual launch of this product range in other Latin American countries over the coming months.

·   INTERCEPT BLOOD SYSTEM® LAUNCHED IN MEXICO

Grifols has released the Intercept Blood System® in Mexico. The system, developed by US firm Cerus, permits the inactivation of pathogens in platelet components and plasma, reducing the risk of disease transmission during blood transfusion.

Grifols holds the exclusive distribution license for this product in the Mexican market, including implementation and technical support.

HOSPITAL DIVISION: 3.1% OF INCOME

·   CONTINUING INTERNATIONAL EXPANSION OF THE DIVISION

Grifols has continued to promote the international expansion of its Hospital division. Approval has been granted in Brazil to market the Gri-fill® system for the automated preparation of intravenous solutions. It has also signed an agreement with US firm Medicrane for the manufacture in Murcia of devices and products for blood banks in the United States.

·   RENEWAL OF PRODUCT DISTRIBUTION CONTRACTS IN SPAIN

Grifols has renewed its distribution contract with German firm Panjunk for the distribution in Spain of cannulae for regional anesthesia, and its contract with Woo Jong Medical for the sale of its Accufuser® elastomeric subcutaneous infusion pumps. In addition, the Spanish Agency for Consumption, Food Security and Nutrition (AECOSAN) has authorized two new enteral nutrition products specifically for diabetics, scheduled for release in September.

KEY CORPORATE EVENTS OF THE QUARTER

·   ANNUAL GENERAL MEETING OF SHAREHOLDERS

At the May meeting, a majority of the company’s shareholders approved the performance of the management team and the group’s business plan, and supported the proposal to pay a final dividend of Euros 0.20 gross per Class A and Class B share, for 2013 results. This final dividend and the interim dividend for the same amount paid in June 2013 means that a total of Euros 137.5 million was allocated to dividends in 2013, putting the company’s payout at 40% of consolidated net profit. The shareholders also approved the annual accounts, the increase in the number of directors to thirteen, and the appointment of Marla E. Salmon, an expert in public health and health policy, as a new independent, external director.

·   ANNUAL INVESTORS’ AND ANALYSTS’ MEETING

At the start of June, Grifols held its annual meeting with investors and analysts at its corporate head office at Sant Cugat del Vallès (Barcelona, Spain). The event was attended by over 50 financial experts from a number of countries. The company’s President and CEO, Víctor Grifols, and the company’s senior managers explained the strategy and the projects that are under way at its industrial complexes and other facilities, offering an overview of its plans for commercial growth. The presentations included summaries of some of the current research lines, and addressed a number of key issues in the plasma industry, including quality, safety, and donor centers.

6.            CORPORATE SOCIAL RESPONSIBILITY

ENVIRONMENTAL MANAGEMENT

·   SAVING ENERGY, REDUCING WATER CONSUMPTION AND EMISSIONS, AND INCREASING THE RECYCLING OF WASTE: THE KEY ELEMENTS OF THE ENVIRONMENTAL PROGRAM 2014–2016

Grifols presented its new “Environmental Program 2014–2016”, which sets out the environmental targets for this period. Key areas include energy saving measures in new buildings and projects, reducing water consumption, increasing the recycling of waste and residues, and reducing emissions of greenhouse gases.

During the first half of the year, new fractionation plants were opened at Parets del Vallès (Barcelona, Spain) and Clayton (North Carolina, USA). The design of these facilities incorporated eco-efficient measures to reduce the environmental impact of activities, such as thermal insulation of tubes and tanks, the installation of variable frequency drives on engines and pumps, efficient lighting and climate control systems, and the installation of automated clean-in-place (CIP) systems in reactors. The second ethanol rectification tower at the Parets del Vallès plant has come on stream, allowing hydroalcoholic solutions to be recycled and ethanol to be reintroduced into the manufacturing process.

An important milestone during the first half of the year was the start in January 2014 of the agreement between Grifols and Clayton Town Council to guarantee the increase in the supply of water required for production at these facilities. In return, Grifols will contribute to improving the town’s waste water purification infrastructure that handles the water from this industrial complex.

January also saw completion of the new water supply network to the Parets del Vallès facilities, the result of a partnership agreement between Grifols, the Parets del Vallès local authority, and the Government of Catalonia. This project will improve the supply to local communities, and will guarantee that Grifols has sufficient water to meet demand as a result of increased production.

Finally, as part of the process of integrating the diagnostic business acquired at the start of the year, work has begun on standardizing environmental management systems in line with the other Grifols manufacturing facilities whose systems have been certified or are in progress.

A FIRM COMMITMENT TO HUMAN RESOURCES

·    GRIFOLS AVERAGE WORKFORCE RISES BY 7.4% TO JUNE 2014

To June 2014, Grifols had an average workforce 12,649, an increase of 7.4% compared to the end of 2013. The workforce has increased in all regions. In Spain, the workforce grew by 4.5% to 2,756. In the United States, the average workforce rose by 6.5%, and in the rest of the world it rose by 34%. Much of the increase registered outside of Spain was due to the acquisition in January 2014 of the transfusional diagnostics unit of Novartis, a move that added more than 550 members of staff to Grifols’ workforce.

Average length of service is 6.4 years, equally distributed by gender (46% men and 54% women), and the average age is 38. Almost 29% of employees (3,653 people) are aged between 18 and 29, and 61% of employees (7,751 people) fall within the 18 to 39 age bracket.

One of Grifols’ key commitments as an employer is to the safety of its staff. To achieve this, it applies continuous improvement processes based on the accurate definition of objectives, careful monitoring of technical and organizational planning to prevent risks, and the application of controls and internal and external audits.

A major objective for 2014 is the development of a corporate safety manual for all group subsidiaries, the start of the internal auditing process in accordance with occupational health and safety standard OSHAS 18001, statutory auditing of legal requirements, improvement in the management of health and safety training for company partners, and initial training for new staff.

Grifols also has technical and scientific training plans, and programs to develop the business and personal skills of its employees. During 2014, the company will continue to implement strategic projects begun in the preceding year, such as the global implementation of its Grifols Training Platform e-learning environment. It will also continue to support training and information through the Grifols Academy, with premises in Barcelona (Spain), and Phoenix and Indianapolis (United States).

Liquidity and Capital Resources

Uses and Sources of Funds

Our principal liquidity and capital requirements consist of the following:

·                  costs and expenses relating to the operation of our business, including working capital for inventory purchases and

·                  accounts receivable financing;

·                  capital expenditures for existing and new operations; and

·                  debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. At June 30, 2014, our cash and cash equivalents totaled Euros 736.9 million and US Dollars 300 million undrawn as of the date of this report, available under our debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

HISTORICAL CASH

During the six month period ended 30 June 2014 the Group generated net cash flow of Euros 22.9 million. The variation in net cash flow reflects mainly:

·                  Net cash from operating activities amount to Euros 400.5 million. The Euros 511.6 million of cash flow generated by Grifols´ operations was increased by the Euros 4.1 million of cash generated by working capital and offset by Euros 115.2 million of cash used for interest and tax payment and collections.

·                  Net cash used in investing activities amount to Euros 1,356.7 million. This result includes the cost of the Novartis’ Diagnostic Unit acquisition by a total of Euros 1,211 million.

·                  Net cash from financing activities amount to Euros 979.0 million. The variance in this result reflects the increase in debt as a consequence of Novartis’ Diagnostic Unit acquisition.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

INDEBTEDNESS

On 17 March 2014 the Group has concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents the company’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusion diagnostic unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (senior unsecured notes).

Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the Senior Unsecured Notes and Senior Secured Debt does not trigger a derecognition of the liability.

·   SENIOR UNSECURED NOTES

On 5 March 2014, Grifols Worldwide Operations Limited, 100% subsidiary of Grifols, has issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature on 2022 and will bear an annual interest at 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and an interest of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

The costs of refinancing Senior Unsecured Notes have amounted to Euros 67.6 million, including the costs of cancelling the Senior Unsecured Notes issued in 2011. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit or loss in accordance with the effective interest rate. Unamortised financing costs from the senior secured debt amount to Euros 138 million at 30 June 2014 (Euros 80 million at 31 December 2013).

·   SENIOR SECURED DEBT

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consist of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US LIBOR and maturity in 2020, a Term Loan B (“TLB”) that amounts to US Dollars 3,800 million (US Dollars 3.250 billion and Euros 400 million equivalent) with a 3.00% over US LIBOR and Euribor margin and maturity in 2021 and up to US Dollars 300 million committed revolving facility undrawn as at the date of this report.  The embedded floor included in the former senior debt, has been terminated. Grifols Worldwide Operations Limited is the sole borrower of this new financing.

The costs of refinancing the senior debt have amounted to Euros 115.7 million. The termination of the embedded derivatives of the senior debt has formed part of the refinancing and the resulting changes in the fair values amounting to Euros 23.8 million have reduced the financing cost. Therefore, the net amount of the financing cost has reduced the previous amount recognized and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior secured debt amount to Euros 203.4 million at 30 June 2014 (Euros 131 million at 31 December 2013).

1 Excludes non-recurring costs and costs associated with recent acquisitions.

2Excludes non-recurring costs and costs associated with recent acquisitions, the amortization of deferred financial costs associated with refinancing, and the amortization of intangible assets associated with acquisitions.

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group,  are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: July 31, 2014